April 22, 2025

Mark Stone
Chief Executive Officer
Gores Holdings X, Inc.
6260 Lookout Road
Boulder, CO 80301

       Re: Gores Holdings X, Inc.
           Registration Statement on Form S-1
           Filed April 11, 2025
           File No. 333-286495
Dear Mark Stone:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Exhibits

1. Please request that Cayman counsel revise its opinion in Exhibit 5.2 to remove inappropriate assumptions. For example, we note paragraphs 2.10 and
2.12. It is not
       appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin
       No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 April 22, 2025
Page 2

statement.

       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Heather Emmel, Esq.